December 20, 2018

Andrew Spodek
Chief Executive Officer
Postal Realty Trust, Inc.
75 Columbia Avenue
Cedarhurst, NY 11516

       Re: Postal Realty Trust, Inc.
           Draft Registration Statement on Form S-11
           Submitted November 23, 2018
           CIK No. 0001759774

Dear Mr. Spodek :

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Form S-11 Filed November 23, 2018

Cover Page

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Table of Contents, page iii

2. We note your disclosure that "the accuracy and completeness of the information are not guaranteed." This statement appears to disclaim the issuer's responsibility for information in the registration statement. Please revise the disclosure to remove this disclaimer.
 Andrew Spodek
FirstName LastNameAndrew Spodek
Postal Realty Trust, Inc.
Comapany20, 2018
December NamePostal Realty Trust, Inc.
December 20, 2018 Page 2
Page 2
FirstName LastName
3. We note that you have included information from the market study prepared for you by
         Real Estate Asset Counseling, Inc. and that such information is included in the prospectus in reliance on REAC's authority as an expert on such matters. Please include REAC's consent as required by Rule 436 and Item 601(b)(23) of Regulation S-K. Prospectus Summary, page 1

4. We note that you have provided disclosure regarding the United States Postal Service as of September 30, 2017. Please update the disclosure throughout your prospectus for a more recent practicable date.
5. We note your disclosure that you will own 265 postal properties and that Postal Realty
         Management, your taxable REIT subsidiary, will manage 398 properties. Please clarify that Postal Realty Management will provide the management services for your 265 postal properties as well.
Initial Properties, page 7

6. We note that you have provided disclosure regarding your annualized gross rent and annualized gross rent per square foot. Please also provide the average effective annual rent and average effective annual rent per square foot and clarify how your rental disclosures take into accounts tenant concessions and abatements.
Structure and Formation of Our Company, page 9

7. We note your disclosure on page 1 that Mr. Spodek is contributing 195 properties.
         However, your disclosure on page 10 appears to indicate that you are acquiring 186 properties from Mr. Spodek and 79 properties from joint ventures. Please revise your disclosure, as appropriate, to ensure consistency.
Risk Factors
Material weaknesses or a failure to maintain an effective system of internal control ... could materially and adversely affect us., page 25

8. We note from your disclosure that material weaknesses were identified in connection with the audit of the combined consolidated financial statements of your Predecessor. We also note that you cannot assure that you will be able to remediate the identified material weaknesses in a timely manner, or at all. Please explain to us and consider revising your disclosure to describe management's current plans or action already undertaken, if any, for remediating the material weaknesses.
Use of Proceeds, page 48

9. We note that you intend to use proceeds to repay mortgage debt. Please provide the disclosure required by instruction 4 of Item 504 of Regulation S-K. To the extent the proceeds will not be used to repay the Atlanta Postal Credit Union loan referenced on
 Andrew Spodek
FirstName LastNameAndrew Spodek
Postal Realty Trust, Inc.
Comapany20, 2018
December NamePostal Realty Trust, Inc.
December 20, 2018 Page 3
Page 3
FirstName LastName
         page 63, please revise your disclosure in the risk factor on page 22 to clarify that you will have to make a significant balloon payment in 2021 on this loan. Management's Discussion and Analysis of Financial Condition and Results of Operations
Acquisition Properties, page 55

10. We note from your disclosure that you have determined that the "Acquisition Properties"
         are not under common control with your Predecessor. We also note from your disclosure on page 104 that Mr. Spodek's mother owns interests in the 79 Acquisition Properties that you will acquire in the formation transactions. Please provide us with your detailed analysis to explain the basis of your determination that the Acquisition Properties are not under common control. Please cite the applicable accounting guidance in your response.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Idebtedness, page 62

11. Please clarify whether you may incur a prepayment penalty if you pay off any of the loans prior to maturity.
Market Opportunity, page 74

12. We note your disclosure that postal properties typically are leased directly to the USPS and not through the GSA, and that if a government tenant of a property subject to a GSA lease is unable to receive funding, the lease is cancellable by the government. Please describe if the USPS can also cancel leases under similar circumstances.
Business and Properties, page 79

13. Please clarify whether you or the USPS is responsible for modifying a property to meet the requirements for a postal office.
Initial Properties, page 81

14. We note your disclosure regarding the expiration of the leases for each property. Please also include a lease expiration table for each of the next 5 years stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases,
         (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.
Our Management Business, page 89

15. Please expand your disclosure in this section to provide more detailed information regarding the services to be provided by your manager to you and to the properties that it will manage and clarify the compensation to be paid by you and by the properties.
         Additionally, please file the management agreement in accordance with
Item 601(b)(10)
         of Regulation S-K.
 Andrew Spodek
Postal Realty Trust, Inc.
December 20, 2018
Page 4
Structure and Formation of Our Company
Formation Transactions, page 112

16. Your disclosure seems to indicate that your Predecessor will consist of 186 properties currently controlled by Mr. Spodek. Further, you will also acquire a 100% interest in 79 additional properties referred to as the "Acquisition Properties." Please reconcile for us the numbers of properties discussed on this page with the numbers of properties disclosed in your audited financial statements, including the financial statements prepared for the purpose of complying with Rule 3-14 of Regulation S-X.
        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.



                                                            Sincerely,

FirstName LastNameAndrew Spodek                             Division of
Corporation Finance
                                                            Office of Real
Estate and
Comapany NamePostal Realty Trust, Inc.
                                                            Commodities
December 20, 2018 Page 4
cc:       David C. Wright, Esq.
FirstName LastName